Sol Boards, INC.

Estimated Use of Funds - $50,000 Investment

Equity Marketing Support	$25,000	50.00%
Working Capital	$25,000	50.00%
Total Equity Investment	$50,000	100.00%

Estimated Use of Funds - $1mln Investment

Rental Fleet Investment	$140,000	14.0%
Debt Reduction	$400,000	40.0%
Transaction cost	$50,000	5.0%
Equity Marketing Support	$25,000	2.5%
Working Capital	$385,000	38.5%
Total Equity Investment	$1,000,000	100.0%

Use of Funds to Pay Debt

Billy Casper Golf - Sales Rebate Due	$10,000	2.5%
Sr. Management - Deferred Comp.	$90,000	22.5%
Buffalo Communications - Marketing Fee	$50,000	12.5%
Karnopp Peterson - Legal	$100,000	25.0%
Deferred Sales Tax	$60,000	15.0%
Laird Hamilton Royalties	$80,000	20.0%
Trademark licensing fee	$20,000	5.0%
Total Dept. repayments	$400,000	100.0%

Use of Working Capital

PGA Tradeshow Space	$11,000	2.9%
Display Transportation and Set-up	$8,000	2.1%
T&E	$6,300	1.6%
Golf Industry Tradeshow	$5,000	1.3%
Office Rent	$2,700	0.7%
Lease Payments Managed Fleet Boards	$67,000	17.4%
Insurance	$25,000	6.5%
Payroll	$60,000	15.6%
Contractors	$50,000	13.0%
Vendors	$150,000	39.0%
Total	$385,000	100.0%